Haoxin Holdings Limited

Room 329-1, 329-2, No.1 Xingye Yi Road

Ningbo Free Trade Zone

Ningbo, Zhejiang Province 315807

People’s Republic of China

June 22, 2023

Division of Corporation Finance

Office of Energy & Transportation

U.S. Securities and Exchange Commission

Washington, D.C. 20549-4720

Attn: Liz Packebusch

Re:	Haoxin Holdings Limited Amendment No. 3 to Registration Statement on Form F-1 Filed June 6, 2023 File No. 333-269681

Dear Ms. Packebusch,

This letter is in response to your letter on June 16, 2023 in which you provided comments to Amendment No. 3 to Registration Statement on Form F-1 (the “F-1”) of Haoxin Holdings Ltd (the “Company”) filed with the U.S. Securities and Exchange Commission on June 6, 2022. On the date hereof, the Company has submitted Amendment No. 4 to Registration Statement on Form F-1 (“Amendment No. 4”). We set forth below in bold the comment in your letter relating to the Registration Statement followed by our response to each comment.

Amendment No. 3 to Registration Statement on Form F-1 filed June 6, 2023

Dilution, page 61

1.	In the Dilution table on page 61, please explain your reason for changing the consideration amount contributed by the existing shareholders from the previously reported $2,957,300 to the current $1,200, although you indicated in your response to prior comment 5 that the entire $2,957,300 additional paid in capital amount was contributed in cash. Please revise as appropriate.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have revised the dilution section to reflect the total consideration in the amount of $2,957,300.

Signature, page II-3

2.	Please revise to clarify the signature of your authorized representative in the United States. In that regard, it appears that Colleen De Vries is signing on behalf of another company, but such company has not been identified in the signature block.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that Colleen De Vries is the signatory of Cogency Global Inc., which is the duly authorized representative in the United States for the Company.

Exhibits

3.	We note that the legal opinion and consent filed as Exhibit 99.2 is dated February 10, 2023, and states that such Opinion is issued solely based on the Documents PRC counsel had received from the Company and the PRC Subsidiaries as of the date of the Opinion. We further note that statements attributable to counsel regarding subsequent developments have been added to your prospectus disclosure since such time. Please file an updated opinion and consent from counsel.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have submitted an updated PRC legal opinion as Exhibit 99.2 to Amendment No. 4

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our securities counsel William S. Rosenstadt, Esq., Jason Ye, Esq. or Yarona Yieh, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal, jye@orllp.legal or yly@orllp.legal.

Sincerely,

/s/ Zhengjun Tao
Zhengjun Tao
Chief Executive Officer